SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 August 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Half Year Results to 30 June 2008 dated 12 August 2008

99.1

12 August 2008

InterContinental Hotels Group PLC

Half Year Results to 30 June 2008

Headlines
•	Three year net rooms growth target exceeded six months ahead of schedule, with 60,490 rooms added since June 2005.
•	48,282 new rooms signed (356 hotels), taking pipeline to 242,349 rooms (1,788 hotels), 41% of the existing system size.
•	13,071 net rooms added in the first half, taking total system size to 598,165 (4,046 hotels), up 6% year on year.
•	Global constant currency RevPAR growth of 4.0%. July 2008 global constant currency RevPAR growth of 3.4%, 1.5% in US.
•	Total gross revenue* from all hotels in IHG's system of $9.6bn, up 8% in constant currency.
•	Operating profit including discontinued operations up 28% to $291m.
•

Continuing revenue up 14% from $832m to $952m. Continuing operating profit up 29% from $220m to $284m. Revenue and operating profit include $22m benefit from two significant liquidated damages receipts, $13m in Americas and $9m in EMEA.

•	Excluding significant liquidated damages benefit, continuing revenue up 12% (9% at constant currency) and continuing operating profit up 19% (17% at constant currency).
•	Adjusted continuing earnings per share ("EPS"), including $22m liquidated damages, up 28% from 44.3¢ to 56.7¢. Adjusted total EPS of 58.1¢, basic total EPS of 56.0¢.
•	Interim dividend up 6% to 12.2¢, equivalent to 6.4p at the closing exchange rate on 8 August 2008.

*See appendix 5 for definition. All figures and movements unless otherwise noted are at actual exchange rates and before exceptional items. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.  (% CER ) = growth in constant currency.

Statement from Andrew Cosslett, Chief Executive:

"We were deeply saddened to announce that Steve Porter, President of our Americas region, passed away after a short illness on 7 August 2008.   Steve was an outstanding executive and a great colleague, and our thoughts are with his family.  Our Group Finance Director Richard Solomons is now in place as interim President of the region, in addition to his current role."

Commenting on the results and trading, Andrew Cosslett, Chief Executive said:

"IHG had a good first half, seeing growth in both revenue per available room and in the number of hotels we operate round the world. In the half we hit the target we set the business in 2005 of adding more than 60,000 rooms on a net basis by the end of 2008. This is a big milestone and we have passed it six months early. Growth looks set to continue as we have been signing two hotels a day into our development pipeline, which now stands at almost 1,800 hotels.  The $1 billion relaunch of Holiday Inn is progressing well and early feedback from our franchisees and our guests is encouraging.

"Over the last three years we have worked hard to strengthen the foundations of the business through investment in our brands, technology, reservation systems, loyalty programme and our people.  This investment not only drives our room growth, but helps us outperform during times of economic uncertainty. Generally RevPAR growth slowed through the second quarter, and market conditions have become more challenging, particularly in the US.  However, the long term trends for the travel industry remain positive and our broad portfolio of brands and fee based business model positions us well to take full advantage of this."

Rooms: record openings and pipeline
•

48,282 rooms (356 hotels) were signed in the first half. InterContinental signings of 4,407 rooms (12 hotels) took its pipeline to 21,284 rooms (67 hotels), triple its size when the brand was relaunched in 2004. 45,034 rooms (365 hotels) have been signed into the Holiday Inn brand family since its relaunch was announced in October 2007. Of these, 24,327 rooms (203 hotels) were signed in the first half, taking the Holiday Inn brand family pipeline to 133,038 rooms (1,121 hotels).

•	The pipeline of rooms now stands at 242,349 (1,788 hotels), with each brand at record levels. The pipeline outside the Americas now stands at 91,150 rooms (359 hotels), 38% of the total pipeline.
•

23,729 rooms were added to the system and 10,658 were removed in line with IHG's strategy of driving quality growth. This gave 13,071 net room additions for the first half, 76% (5,641 rooms) more than in the first half of 2007.

Americas: continued growth in a more challenging market

Revenue

RevPAR increased 2.4%  with a small drop in occupancy offset by strong rate growth. Growth moderated through the second quarter, although all IHG's brands performed ahead of the industry in the US achieving RevPAR growth of 1.6%.  Continuing revenues grew 8% to $477m. Excluding the $13m liquidated damages received in the first quarter and noted above, continuing revenues grew 5%.

Operating profit

Operating profit from continuing operations increased 10% to $242m. Excluding the $13m liquidated damages, continuing operating profit grew 4%. Continuing owned and leased hotel operating profit improved $3 m to $19m, driven by strong RevPAR growth at the InterContinental hotels in New York, Boston and San Francisco. Managed hotel profit was $38m, flat year on year excluding the $13m liquidated damages.  Revenue growth of 5% was offset by higher investment in operations support. Franchised hotel profit increased 3% to $215m, with 1.9% RevPAR growth and 4% net rooms growth partially offset by investment in resources behind more rigorous enforcement of quality standards.

EMEA: strong performance in the Middle East

Revenue

RevPAR increased 8.1%, driven primarily by rate growth of 7.2%. RevPAR growth of 9.9% in the second quarter benefited from a strong performance in April due to the timing of Easter. The Middle East continued to perform well with RevPAR growth of 27.1%. RevPAR increased 4.0% in the UK and 7.1% in Continental Europe, with increases of 9.1% in France and 8.0% in Germany. Continuing revenues grew 25% (16% CER) to $271m, driven by 35% growth (27% CER) in managed and franchised revenues. Excluding $9m liquidated damages received in the second quarter and noted above, continuing revenues grew 21% (12% CER).

Operating profit

Operating profit from continuing operations increased 85% (71% CER) to $89m. Excluding the $9m liquidated damages, continuing operating profit grew 67% (54% CER). Continuing owned and leased hotel operating profit improved $16m to $19m, primarily due  to the increased contribution from the InterContinental London Park Lane which fully reopened in June 2007 after refurbishment. Excluding the $9m liquidated damages, managed hotel profit increased 24% (18% CER) driven by strong growth in the Middle East. Franchised hotel profit increased $8m to $35m reflecting 6.5% RevPAR growth and 9% net rooms growth.

Asia Pacific: RevPAR growth across all brands

Revenue

RevPAR increased 5.2%, driven by rate.  Greater China RevPAR grew 1.7%, slowing from 3.2% in the first quarter to 0.5% in the second mainly due to the impact of the Sichuan earthquake and the introduction of international visa restrictions. Continuing revenues grew 18% to $141m, driven by 15% growth in owned and leased revenues and 27% growth in managed revenues.

Operating profit

Operating profit from continuing operations grew 7% to $29m.  Owned and leased hotel operating profit increased 33% to $20m driven by 15.2% RevPAR growth at the InterContinental Hong Kong, after completion of its multi year refurbishment at the end of 2007.  Managed hotel profit grew $7m to $26m driven by 5.1% RevPAR growth, an increased contribution from the joint venture with All Nippon Airways (ANA) and continued room expansion in Southern Asia and Greater China.

Strengthening Operating System
IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its reservation channels and loyalty programme, Priority Club Rewards:
•	$3.7bn of rooms revenue booked through IHG's reservation channels, up 14% and representing 47% of total rooms revenue.
•	$2.9bn of rooms revenue from Priority Club Rewards members, up 14% and representing 36% of total rooms revenue.
•	Internet revenues increased from 17% to 19% of total rooms revenue. 84% of internet revenues are from IHG's own websites.
•	39m Priority Club Rewards members around the world, up from 37m at the end of 2007.

Overheads, Interest, Tax and Exceptional items

Regional overheads in the Americas and EMEA were broadly flat. $9m was invested in Asia Pacific's regional overheads to support the rapid growth in that region, including $4m committed at the time of the ANA joint venture to support the launch of the ANA Crowne Plaza brand in Japan.  Central overheads increased by $1m to $76m.

The interest charge for the period increased from $23m to $55m, driven by higher bank borrowings following the return of funds to shareholders in June last year.

The effective tax rate for the first half of 2008 was 28%; the underlying rate before the impact of prior year items was 37%.  As previously disclosed the effective tax rate in 2008 is expected to be in the mid to high 20s but will trend upwards over time. As previously announced IHG  will make a non-recurring revenue investment of $60m to accelerate implementation of the global relaunch of the Holiday Inn brands, which will be treated as an exceptional item.  $9m has been charged in the first half.

Cash flow and net debt

$288m of cash was generated from operating activities in the first half, up $156m on 2007.  In addition $28m of cash flow was generated from disposals including the sale of IHG's 17% stake in the Crowne Plaza Amsterdam City Centre for $20m.

Capital expenditure of $38m was $69m below 2007 levels. 9.2m shares were repurchased under IHG's buyback programme during the first half, at a cost of $139m, leaving $60m of the current programme to be completed (representing £30m of the £150m announced buyback program).

IHG's net debt at the end of the first half was $1,623m, slightly below the start of the year, including the $201m finance lease on the InterContinental Boston.  Net debt now stands at 2.4x earnings before exceptional items, interest, tax, depreciation and amortisation.

In the second quarter IHG successfully refinanced $2.1bn of long term debt facilities. The new syndicated bank facility consists of two tranches, a $1.6bn 5 year revolving credit facility and a $0.5bn term loan with a 30 month maturity. Terms are broadly unchanged from the previous facility.

Appendix 1: Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	182	$5.5bn	$5.2bn
Remaining hotels	17	-	$1.9bn

 For a full list please visit  www.ihg.com/Investors

Appendix 2: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	15,682	4,739	3,308	23,729
Removals	(8,836)	(1,184)	(638)	(10,658)
Net openings	6,846	3,555	2,670	13,071
Signings	32,669	6,691	8,922	48,282

Appendix 3:  Financial headlines

Six months to 30 June $m	Total		Americas		EMEA		Asia Pacific		Central
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Franchised operating profit	253	240	215	209	35	27	3	4	-	-
Managed operating profit	120	82	38	25	56	38	26	19	-	-
Continuing owned and leased operating profit	58	34	19	16	19	3	20	15	-	-
Continuing operating profit pre regional overheads	431	356	272	250	110	68	49	38	-	-
Regional overheads	(71)	(61)	(30)	(30)	(21)	(20)	(20)	(11)	-	-
Continuing operating profit pre central overheads	360	295	242	220	89	48	29	27	-	-
Central overheads	(76)	(75)	-	-	-	-	-	-	(76)	(75)
Continuing operating profit	284	220	242	220	89	48	29	27	(76)	(75)
Discontinued owned and leased operating profit	7	8	7	9	0	(1)	-	-	-	-
Total operating profit	291	228	249	229	89	47	29	27	(76)	(75)

Appendix 4: Increase from H1 2007 in continuing operating profits before exceptional items

Americas		EMEA		Asia Pacific		Total***
Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
10.0%	10.0%	85.4%	70.8%	7.4%	11.1%	29.1%	26.8%

Exchange rates	EUR:USD	£:USD	RMB:USD
2008	0.65:1	0.51:1	7.06:1
2007	0.75:1	0.51:1	7.71:1

* US dollar actual currency

** Translated at constant 2007 exchange rates

*** After Central Overheads

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.

Appendix 6: Investor information for 2008 interim dividend

Ex-dividend Date: 27 August 2008
Record Date: 29 August 2008
Payment Date: 3 October 2008
Dividend payment: Ordinary shares 6.4p per share: ADRs 12.2c per ADR

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Paul Edgecliffe-Johnson (Senior Vice President, Global Corporate Finance) will commence at 9.30am (London time) on 12 August at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/interims08 .  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility

International dial-in	44 (0)203 037 9090

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 12 August with Andrew Cosslett (Chief Executive) and Paul Edgecliffe-Johnson, (Senior Vice President, Global Corporate Finance). There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7019 0812
US Toll Free	877 818 6787
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 1662

International dial-in	+44 (0)20 7970 8263
US Toll Free	877 274 0695

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 12 August. The web address is  www.ihg.com/interims08

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, almost 4,000 hotels and 600,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental®  Hotels & Resorts, Crowne Plaza®  Hotels & Resorts, Holiday Inn®  Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® , Candlewood Suites®  and Hotel Indigo® , and also manages the world's largest hotel loyalty programme, Priority Club®   Rewards with over 39 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 150,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at  www.ihg.com  and information for the Priority Club Rewards programme at  www.priorityclub.com . For the latest news from IHG, visit our online Press Office at  www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Interim Management Review

This Interim Management Review discusses the performance of InterContinental Hotels Group (the Group or IHG) for the six months ended 30 June 2008.

GROUP PERFORMANCE

	3 months ended			6 months ended
	30 June 2008	30 June 2007%		30 June 2008	30 June 2007%
Group Results	$m	$m	change	$m	$m	change

Revenue:
Americas	247	241	2.5	477	442	7.9
EMEA	156	122	27.9	271	217	24.9
Asia Pacific	69	57	21.1	141	119	18.5
Central	32	29	10.3	63	54	16.7
	____	____	____	____	____	____
Continuing operations	504	449	12.2	952	832	14.4

Discontinued operations	11	26	(57.7)	22	46	(52.2)
	____	____	____	____	____	____
Total	515	475	8.4	974	878	10.9
	____	____	____	____	____	____
Operating profit before exceptional items:
Americas	130	127	2.4	242	220	10.0
EMEA	59	33	78.8	89	48	85.4
Asia Pacific	12	14	(14.3)	29	27	7.4
Central	(41)	(42)	2.4	(76)	(75)	(1.3)
	____	____	____	____	____	____
Continuing operations	160	132	21.2	284	220	29.1

Discontinued operations	4	7	(42.9)	7	8	(12.5)
	____	____	____	____	____	____
	164	139	18.0	291	228	27.6
Exceptional operating items	6	21	(71.4)	(4)	52	(107.7)
	____	____	____	____	____	____
	170	160	6.3	287	280	2.5
Net financial expenses	(25)	(13)	(92.3)	(55)	(23)	(139.1)
	____	____	____	____	____	____
Profit before tax*	145	147	(1.4)	232	257	(9.7)
	____	____	____	____	____	____
Analysed as:
Continuing operations	141	140	0.7	225	249	(9.6)
Discontinued operations	4	7	(42.9)	7	8	(12.5)

Earnings per ordinary share:
Total operations
Basic	34.8 ¢	38.0 ¢	(8.4)	56.0 ¢	63.5 ¢	(11.8)
Adjusted	34.5 ¢	30.0 ¢	15.0	58.1 ¢	45.5 ¢	27.7
Continuing operations
Adjusted	33.8 ¢	28.8 ¢	17.4	56.7 ¢	44.3 ¢	28.0

* Profit before tax includes the results of discontinued operations.

On 30 May 2008, IHG announced its intention to change its reporting currency from sterling to US dollars reflecting the profile of its revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies. This change is effective from the results for the six months to 30 June 2008 and these financial statements are IHG's first financial statements to be presented in US dollars and all comparative information has been restated accordingly.

Revenue from continuing operations increased by 14.4% to $952m and continuing operating profit increased by 29.1% to $284m during the six months ended 30 June 2008. At constant exchange rates, continuing revenue and operating profit increased 11.2% and 26.8% respectively. Included in these results is $22m of liquidated damages received by IHG in the first half of 2008 in respect of the settlement of two management contracts. Excluding these receipts, continuing revenue and operating profit increased by 11.8% and 19.1% respectively and at constant exchange rates by 8.7% and 17.3% respectively.

Including discontinued operations, revenue increased by 10.9% and operating profit by 27.6%. Discontinued operations include the results of owned and leased hotels that have been disposed of since 1 January 2007 or those classified as held for sale as part of the asset disposal programme that commenced in 2003.

Profit before tax decreased by 9.7% to $232m and adjusted earnings per ordinary share for continuing operations increased by 28.0% to 56.7¢ .

THE AMERICAS

	3 months ended			6 months ended
	30 June 2008	30 June 2007%		30 June 2008	30 June 2007%
Americas Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	69	65	6.2	132	122	8.2
Managed	44	42	4.8	97	80	21.3
Franchised	134	134	-	248	240	3.3
	____	____	____	____	____	____
Continuing operations	247	241	2.5	477	442	7.9
Discontinued operations*	11	21	(47.6)	22	38	(42.1)
	____	____	____	____	____	____
Total	258	262	(1.5)	499	480	4.0
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	12	12	-	19	16	18.8
Managed	15	14	7.1	38	25	52.0
Franchised	118	116	1.7	215	209	2.9
	____	____	____	____	____	____
	145	142	2.1	272	250	8.8
Regional overheads	(15)	(15)	-	(30)	(30)	-
	____	____	____	____	____	____
Continuing operations	130	127	2.4	242	220	10.0
Discontinued operations*	4	7	(42.9)	7	9	(22.2)
	____	____	____	____	____	____
Total	134	134	-	249	229	8.7
	____	____	____	____	____	____

*Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 7.9% to $477m and 10.0% to $242m respectively during the six months ended 30 June 2008. All of IHG's hotel brands achieved RevPAR growth during the first half of 2008 and outperformed their respective US market segments. The receipt of  liquidated damages of $13m relating to one property in the managed portfolio is included in America's continuing revenue and operating profit.

Including discontinued operations, revenue increased by 4.0% to $499m whilst operating profit increased by 8.7% to $249m.

Continuing owned and leased revenue increased by 8.2% to $132m and operating profit increased by 18.8% to $19m. Positive underlying trading was driven by RevPAR growth of 7.8%, led by the InterContinental brand with growth of 9.5%. The InterContinental Boston benefited from gains in market share and strong RevPAR growth following its opening in late 2006, and RevPAR growth at the InterContinental San Francisco Mark Hopkins was driven by increased occupancy.

Managed revenue grew by 21.3% to $97m boosted by the receipt of $13m in liquidated damages from the termination of a management agreement for one hotel that had not yet commenced trading. Excluding this, underlying growth in managed revenue of 5% was driven by RevPAR growth of 4.3% and net rooms growth of 1.9%.

Managed operating profit increased by 52.0% to $38m principally due to the $13m settlement discussed above. Excluding the $13m of liquidated damages operating profit was flat against the first half of 2007, reflecting increased revenue investment to support operations.

The managed results include $47m (2007 $44m) of revenue and $5m (2007 $4m) of operating profit from four properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

During the first half of 2008, franchised revenue and operating profit increased by 3.3% to $248m and 2.9% to $215m respectively, compared to the same period in 2007. This increase was driven by net rooms growth of 4.3% and by RevPAR growth of 1.9%, partially offset by increased investment in resources to drive improvements in brand standards.

Regional overheads were in line with the prior period.

	Hotels		Rooms
		Change over		Change over
Americas hotel and room count	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	53	3	17,549	925
Crowne Plaza	178	6	48,961	1,068
Holiday Inn	952	-	176,261	(1,738)
Holiday Inn Express	1,641	26	137,806	3,255
Staybridge Suites	131	9	14,397	931
Candlewood Suites	181	23	18,712	1,887
Hotel Indigo	15	4	2,019	518
	____	____	______	_____
Total	3,151	71	415,705	6,846
	____	____	______	_____
Analysed by ownership type:
Owned and leased	11	-	4,029	-
Managed	195	2	40,335	639
Franchised	2,945	69	371,341	6,207
	____	____	______	_____
Total	3,151	71	415,705	6,846
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Americas pipeline	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	8	-	3,016	(706)
Crowne Plaza	45	8	10,524	1,488
Holiday Inn	266	1	33,437	408
Holiday Inn Express	656	42	58,016	3,737
Staybridge Suites	166	19	18,072	2,151
Candlewood Suites	230	23	20,758	2,153
Hotel Indigo	58	6	7,376	811
	____	____	______	_____
Total	1,429	99	151,199	10,042
	____	____	______	_____
Analysed by ownership type:
Owned and leased	1	1	185	185
Managed	24	3	4,737	(224)
Franchised	1,404	95	146,277	10,081
	____	____	______	_____
Total	1,429	99	151,199	10,042
	____	____	______	_____

The Americas system (the number of hotels and rooms which are owned, leased, managed or franchised) increased in the first half of 2008 by 71 hotels (6,846 rooms), with 140 hotels (15,682 rooms) joining the system and 69 hotels (8,836 rooms) leaving. Removals from the system continue IHG's strategy to reinvigorate brands through the removal of lower quality, non-brand conforming hotels.

The Americas pipeline (contracts signed for hotels and rooms yet to enter the system) at 30 June 2008 included 1,429 hotels (151,199 rooms) representing room growth of 7.1% over the pipeline at 31 December 2007.

Europe, Middle East and Africa (EMEA)

	3 months ended			6 months ended
	30 June 2008	30 June 2007%		30 June 2008	30 June 2007%
EMEA Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	68	59	15.3	121	106	14.2
Managed	57	44	29.5	97	76	27.6
Franchised	31	19	63.2	53	35	51.4
	____	____	____	____	____	____
Continuing operations	156	122	27.9	271	217	24.9
Discontinued operations*	-	5	-	-	8	-
	____	____	____	____	____	____
Total	156	127	22.8	271	225	20.4
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	14	7	100.0	19	3	533.3
Managed	35	22	59.1	56	38	47.4
Franchised	20	15	33.3	35	27	29.6
	____	____	____	____	____	____
	69	44	56.8	110	68	61.8
Regional overheads	(10)	(11)	9.1	(21)	(20)	(5.0)
	____	____	____	____	____	____
Continuing operations	59	33	78.8	89	48	85.4
Discontinued operations*	-	-	-	-	(1)	-
	____	____	____	____	____	____
Total	59	33	78.8	89	47	89.4
	____	____	____	____	____	____

*Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 24.9% to $271m and 85.4% to $89m respectively during the first half of 2008. At constant currency exchange rates continuing revenue and operating profit increased by 16.1% and 70.8% respectively. Significant liquidated damages of $9m, attributable to the settlement of one management contract, were received during the period. Including discontinued operations, revenue increased by 20.4% to $271m whilst operating profit increased by 89.4% to $89m.

In the owned and leased estate, continuing revenue and operating profit increased by 14.2% to $121m and by $16m to $19m respectively primarily due to the improved contribution from the InterContinental London Park Lane which only fully reopened in June 2007 following its refurbishment. Continuing revenue included $6m (2007 $20m) relating to five hotels which have either transferred to managed or franchised or left the system, following the expiration of their operating lease.

Managed revenue increased by 27.6% to $97m and managed operating profit increased by 47.4% to $56m. Managed revenue growth was driven by strong trading and increased hotel openings in the Middle East and Africa and by the receipt of $9m in liquidated damages relating to the settlement of one management contract during the first half of 2008.

Franchised revenue and operating profit increased by 51.4% to $53m and 29.6% to $35m respectively. Revenue growth was driven by Continental Europe, with a significant proportion of this growth coming from new mid-scale hotel openings.

Regional overheads remained in line with 2007 levels.

	Hotels		Rooms
		Change over		Change over
EMEA hotel and room count	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	64	2	20,757	745
Crowne Plaza	81	9	18.876	1,550
Holiday Inn	324	(11)	51,716	(1,126)
Holiday Inn Express	198	16	21,634	2,254
Staybridge Suites	1	1	132	132
	____	____	______	_____
Total	668	17	113,115	3,555
	____	____	______	_____
Analysed by ownership type:
Owned and leased	4	(1)	1,446	(228)
Managed	174	3	39,886	813
Franchised	490	15	71,783	2,970
	____	____	______	_____
Total	668	17	113,115	3,555
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
EMEA pipeline	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	27	3	6,918	958
Crowne Plaza	27	2	7,483	1,185
Holiday Inn	55	4	10,330	784
Holiday Inn Express	61	(15)	7,891	(1,875)
Staybridge Suites	14	4	1,721	492
Hotel Indigo	1	1	64	64
Other brands	1	-	90	-
	____	____	______	_____
Total	186	(1)	34,497	1,608
	____	____	______	_____
Analysed by ownership type:
Managed	79	9	18,097	2,894
Franchised	107	(10)	16,400	(1,286)
	____	____	______	_____
Total	186	(1)	34,497	1,608
	____	____	______	_____

During the first half of 2008, EMEA added 17 hotels (3,555 rooms) to its portfolio. The region's room pipeline increased by 4.9% in the first half of the year and included 186 hotels (34,497 rooms) at 30 June 2008.

Asia Pacific

	3 months ended			6 months ended
	30 June 2008	30 June 2007%		30 June 2008	30 June 2007%
Asia Pacific Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	37	31	19.4	77	67	14.9
Managed	28	22	27.3	56	44	27.3
Franchised	4	4	-	8	8	-
	____	____	____	____	____	____
Total	69	57	21.1	141	119	18.5
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	10	7	42.9	20	15	33.3
Managed	12	10	20.0	26	19	36.8
Franchised	1	2	(50.0)	3	4	(25.0)
	____	____	____	____	____	____
	23	19	21.1	49	38	28.9
Regional overheads	(11)	(5)	(120.0)	(20)	(11)	(81.8)
	____	____	____	____	____	____
Total	12	14	(14.3)	29	27	7.4
	____	____	____	____	____	____

Total revenue increased by 18.5% to $141m whilst total operating profit increased by 7.4% to $29m.

In the owned and leased estate, revenue and operating profit increased by 14.9% to $77m and 33.3% to $20m respectively, primarily as a result of 15.2% RevPAR growth at the InterContinental Hong Kong following the completion of refurbishment works in 2007.

Managed revenue increased by 27.3% to $56m as a result of an increased contribution from the joint venture with All Nippon Airways (ANA), continued room expansion in South Asia and Greater China and RevPAR growth across Australia, New Zealand and the South Pacific. Managed operating profit increased by 36.8% to $26m.

Franchised revenue remained stable at $8m but operating profit fell marginally by $1m to $3m.

Regional overheads increased by $9m to $20m. This increase reflects the rapid growth in the region and included $4m of the previously announced $10m of marketing activities to support the ANA joint venture in Japan.

	Hotels		Rooms
		Change over		Change over
Asia Pacific hotel and room count	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	37	-	14,122	(4)
Crowne Plaza	61	6	19,607	1,656
Holiday Inn	95	1	26,146	288
Holiday Inn Express	13	2	3,412	812
Other brands	21	-	6,058	(82)
	____	____	______	_____
Total	227	9	69,345	2,670
	____	____	______	_____
Analysed by ownership type:
Owned and leased	2	-	693	-
Managed	184	9	58,891	2,777
Franchised	41	-	9,761	(107)
	____	____	______	_____
Total	227	9	69,345	2,670
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Asia Pacific pipeline	2008 30 June	2007 31 December	2008 30 June	2007 31 December
Analysed by brand:
InterContinental	32	2	11,350	1,019
Crowne Plaza	58	2	21,939	911
Holiday Inn	55	6	15,894	1,524
Holiday Inn Express	28	6	7,470	1,373
	____	____	______	_____
Total	173	16	56,653	4,827
	____	____	______	_____
Analysed by ownership type:
Managed	171	15	56,326	4,676
Franchised	2	1	327	151
	____	____	______	_____
Total	173	16	56,653	4,827
	____	____	______	_____

Asia Pacific hotel and room count increased by 9 hotels (2,670 rooms) in the first half of 2008 to 227 hotels (69,345 rooms). The pipeline in Asia Pacific increased by 16 hotels (4,827 rooms, or 9.3%) over 31 December 2007 with the majority of the growth achieved in mainland China.

Central

Net central costs increased by $1m to $76m during the six months ended 30 June 2008.

Exceptional Operating Items

Exceptional operating items, a charge of $4m in the six months ended 30 June 2008, comprised a $12m gain on sale of IHG's minority interest in the Crowne Plaza Amsterdam, office reorganisation costs of $7m and costs of $9m in respect of the Holiday Inn brand family relaunch.

Taxation

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items has been calculated using an estimated rate of 28%.  By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 37%.  Prior year items, arising from settlement of tax liabilities and other changes in estimates, have been treated as relating wholly to continuing operations.

Treasury

The net movement in cash and cash equivalents in the six months ended 30 June 2008 was an inflow of $64m. There was a net cash inflow from operating activities of $288m and a net cash outflow from investing activities of $10m comprising capital expenditure of $38m and $28m from the sale of financial assets of which $20m was received from the sale of IHG's minority interest in the  Crowne Plaza Amsterdam.  The net cash outflow from financing activities was $214m and included a cash outflow of $131m for share buybacks. There is $60m of the current share buy back programme to be completed.

Net debt at 30 June 2008 was $1,623m comprising cash and cash equivalents of $165m and loans and other borrowings of $1,788m. Net financial expenses increased by $32m to $55m during the six months ended 30 June 2008 due to higher bank borrowings following the return of funds to shareholders in June 2007. Included in the 2008 charge is a $2m non-cash write-off of fees associated with the Group's Syndicated Bank Facility which was successfully refinanced in the period.

The new $2.1bn facility consists of two tranches - a $1.6bn revolving credit facility with a 5 year maturity and a $0.5bn term loan with a 30 month maturity.

Asset Disposal Programme

During the period IHG sold its minority interest in the Crowne Plaza Amsterdam for $20m. Under the agreement IHG retained a management contract on the hotel until 30 December 2029.

This transaction supports IHG's continued strategy of growing its managed and franchised business whilst reducing asset ownership.  Since 2003, 182 hotels with a net book value in excess of $5.2bn have been disposed, generating aggregate proceeds of $5.5bn.

Return of Funds

IHG's return of funds continued during the first half of the year. A further 9.2m shares were repurchased as part of the fourth share buyback programme, at a cost of $139m leaving $60m to be completed (representing £30m of the £150m announced share buyback programme).

Dividends

As a consequence of the change to US dollar reporting, the interim dividend has been determined in US dollars and declared in pounds sterling converted at the exchange rate applicable on Friday 8 August 2008.  An interim dividend equivalent to 12.2 US cents per ordinary share or 6.4 pence per ordinary share has been declared.

Risks and Uncertainties

The principal risks and uncertainties which could affect the Group for the remainder of the financial year remain those set out on pages 22 to 24 of the IHG Annual Report and Financial Statements 2007.

In summary, the Group is exposed to risks relating to:

•	the reputation of its brands and the protection of intellectual property rights;

•	identifying, securing and retaining management and franchise agreements;

•	political and economic developments;

•	recruiting and retaining key personnel and developing their skills;

•	events that adversely impact domestic or international travel;

•	reliance on its proprietary reservation system and exposure to the risk of failures in the system and increased competition in reservation infrastructure;

•	technology and systems;

•	hotel industry supply and demand cycle;

•	a lack of selected development opportunities;

•	corporate responsibility;

•	litigation;

•	difficulties insuring the business;

•	the ability to satisfy debt covenants;

•	compliance with data privacy regulations; and

•	funding in relation to the defined benefits under its pension plans.

The Group refinanced its Syndicated Bank Facility during the period and is therefore now less exposed to the risk relating to access to adequate borrowing facilities.  The current economic environment is less predictable than in 2007, and the Group has limited visibility for the remainder of the year. RevPAR growth slowed during the second quarter of 2008 and market conditions have become more challenging, particularly in the United States. However, the development pipeline will deliver another high level of hotel openings in 2008 and the long term trends for the travel and tourism industry remain positive. The investment made in brands, technology, reservations systems, loyalty programme and people over the last three years will help IHG outperform during times of economic uncertainty.

A copy of the IHG Annual Report and Financial Statements 2007 is available at  www.ihgplc.com .

Directors' Responsibility Statement

The Directors confirm that to the best of their knowledge:

•	The condensed set of financial statements has been prepared in accordance with IAS 34;

•

The interim management report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

•	The interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Andrew Cosslett        Richard Solomons

Chief Executive            Finance Director

11 August 2008            11 August 2008

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the three months ended 30 June 2008

	3 months ended 30 June 2008			3 months ended 30 June 2007
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	504	-	504	449	-	449
Cost of sales	(219)	-	(219)	(200)	-	(200)
Administrative expenses	(101)	(5)	(106)	(92)	-	(92)
Other operating income and expenses	4	12	16	3	21	24
	____	____	____	____	____	____
	188	7	195	160	21	181
Depreciation and amortisation	(28)	(1)	(29)	(28)	-	(28)
	_____	_____	____	_____	_____	____

Operating profit (note 4)	160	6	166	132	21	153
Financial income	3	-	3	6	-	6
Financial expenses	(28)	-	(28)	(19)	-	(19)
	____	____	____	____	____	____

Profit before tax	135	6	141	119	21	140

Tax (note 6)	(37)	(5)	(42)	(22)	-	(22)
	____	____	____	____	____	____

Profit for the period from continuing operations	98	1	99	97	21	118

Profit for the period from discontinued operations (note 7)	2	-	2	4	6	10
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	100	1	101	101	27	128
	====	====	====	====	====	====
Earnings per ordinary share (note 8)
Continuing operations:
Basic			34.1¢			35.0¢
Diluted			33.4¢			34.1¢
Adjusted	33.8¢			28.8¢
Adjusted diluted	33.1¢			28.0¢
Total operations:
Basic			34.8¢			38.0¢
Diluted			34.1¢			37.0¢
Adjusted	34.5¢			30.0¢
Adjusted diluted	33.8¢			29.2¢
	====		====	====		====

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the six months ended 30 June 2008

	6 months ended 30 June 2008			6 months ended 30 June 2007
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	952	-	952	832	-	832
Cost of sales	(424)	-	(424)	(391)	-	(391)
Administrative expenses	(192)	(14)	(206)	(170)	-	(170)
Other operating income and expenses	5	12	17	5	52	57
	_____	____	____	____	____	____
	341	(2)	339	276	52	328
Depreciation and amortisation	(57)	(2)	(59)	(56)	-	(56)
	_____	____	____	____	____	____

Operating profit (note 4)	284	(4)	280	220	52	272
Financial income	6	-	6	12	-	12
Financial expenses	(61)	-	(61)	(35)	-	(35)
	_____	____	____	____	____	____

Profit before tax	229	(4)	225	197	52	249

Tax (note 6)	(64)	(2)	(66)	(44)	4	(40)
	_____	____	____	____	____	____
Profit for the period from continuing operations	165	(6)	159	153	56	209

Profit for the period from discontinued operations (note 7)	4	-	4	4	6	10
	_____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	169	(6)	163	157	62	219
	====	====	====	====	====	====
Earnings per ordinary share (note 8)
Continuing operations:
Basic			54.6¢			60.6¢
Diluted			53.5¢			59.0¢
Adjusted	56.7¢			44.3¢
Adjusted diluted	55.6¢			43.2¢
Total operations:
Basic			56.0¢			63.5¢
Diluted			54.9¢			61.9¢
Adjusted	58.1¢			45.5¢
Adjusted diluted	56.9¢			44.4¢
	====		====	====		====

InterContinental Hotels Group PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30 June 2008

	2008 6 months ended 30 June $m	2007 6 months ended 30 June restated* $m

Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	7	10
Gains on cash flow hedges	2	-
Actuarial (losses)/gains on defined benefit pension plans	(79)	59
Exchange differences on retranslation of foreign operations	22	11
	____	____
	(48)	80
	____	____
Transfers to the income statement
On cash flow hedges : interest payable	1	-
On disposal of available-for-sale assets	(15)	(14)
	____	____
	(14)	(14)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	22	(15)
Tax related to share schemes recognised directly in equity	2	10
	____	____
	24	(5)
	____	____

Net (expense)/income recognised directly in equity	(38)	61

Profit for the period	163	219
	____	____
Total recognised income and expense for the period attributable to the equity holders of the parent	125	280
	====	====

*	Restated following the adoption of IFRIC 14 (see note 1).

InterContinental Hotels Group PLC

GROUP CASH FLOW STATEMENT

For the six months ended 30 June 2008

	2008 6 months ended 30 June	2007 6 months ended 30 June
	$m	$m

Profit for the period	163	219
Adjustments for:
Net financial expenses	55	23
Income tax charge	69	44
Gain on disposal of assets, net of tax	-	(6)
Exceptional operating items before depreciation	2	(52)
Depreciation and amortisation	59	59
Equity settled share-based cost, net of payments	12	8
	_____	_____
Operating cash flow before movements in working capital	360	295
Increase in net working capital	(8)	(69)
Retirement benefit contributions, net of cost	(25)	(49)
Cash flows relating to exceptional operating items	(17)	-
	_____	_____
Cash flow from operations	310	177
Interest paid	(58)	(26)
Interest received	6	14
Tax received/(paid) on operating activities	30	(33)
	_____	_____
Net cash from operating activities	288	132
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(11)	(69)
Purchase of intangible assets	(22)	(18)
Purchases of associates and other financial assets	(5)	(20)
Disposal of assets, net of costs	-	28
Proceeds from associates and other financial assets	28	87
Tax paid on disposals	-	(3)
	_____	_____
Net cash from investing activities	(10)	5
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	2	26
Purchase of own shares	(131)	(57)
Purchase of own shares by employee share trusts	(12)	(107)
Proceeds on release of own shares by employee share trusts	2	20
Dividends paid to shareholders	(86)	(1,489)
Increase in borrowings	11	1,192
	_____	_____
Net cash from financing activities	(214)	(415)
	_____	_____

Net movement in cash and cash equivalents in the period	64	(278)
Cash and cash equivalents at beginning of the period	105	351
Exchange rate effects	(4)	9
	_____	_____
Cash and cash equivalents at end of the period	165	82
	=====	=====

InterContinental Hotels Group PLC

GROUP BALANCE SHEET

30 June 2008

	2008 30 June	2007 30 June restated*	2007 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,843	1,889	1,934
Goodwill	228	219	221
Intangible assets	342	321	335
Investment in associates	50	66	65
Retirement benefit assets	20	84	65
Other financial assets	173	184	188
	_____	_____	_____
Total non-current assets	2,656	2,763	2,808
	_____	_____	_____
Inventories	5	6	6
Trade and other receivables	489	477	472
Current tax receivable	27	34	109
Cash and cash equivalents	165	82	105
Other financial assets	18	24	18
	_____	_____	_____
Total current assets	704	623	710

Non-current assets classified as held for sale	239	162	115
	______	______	______
Total assets	3,599	3,548	3,633
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(17)	(14)	(16)
Trade and other payables	(783)	(736)	(784)
Current tax payable	(428)	(473)	(426)
	_____	_____	_____
Total current liabilities	(1,228)	(1,223)	(1,226)
	_____	_____	_____
Loans and other borrowings	(1,771)	(1,816)	(1,748)
Retirement benefit obligations	(124)	(114)	(111)
Trade and other payables	(305)	(225)	(279)
Deferred tax payable	(154)	(139)	(165)
	_____	_____	_____
Total non-current liabilities	(2,354)	(2,294)	(2,303)

Liabilities classified as held for sale	(15)	(8)	(6)
	_____	_____	_____
Total liabilities	(3,597)	(3,525)	(3,535)
	=====	=====	=====
Net assets (note 12)	2	23	98
	=====	=====	=====
EQUITY
Equity share capital	161	158	163
Capital redemption reserve	13	8	10
Shares held by employee share trusts	(53)	(56)	(83)
Other reserves	(2,918)	(2,917)	(2,918)
Unrealised gains and losses reserve	33	50	38
Currency translation reserve	255	220	233
Retained earnings	2,505	2,544	2,649
	______	______	______
IHG shareholders' equity (note 13)	(4)	7	92
Minority equity interest	6	16	6
	______	______	______
Total equity	2	23	98
	=====	=====	=====

*	Restated following the adoption of IFRIC 14 (see note 1).

InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' using, on a consistent basis, the accounting policies set out in the 2007 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

On 30 May 2008, IHG announced its intention to change its reporting currency from sterling to US dollars to reflect the profile of revenue and operating profit which are now primarily generated in US dollars or US dollar linked currencies. These are the first financial statements to be presented in US dollars and all comparative information has been restated accordingly.

The Group adopted IFRIC 14 'IAS 19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' for the first time at 31 December 2007. IFRIC 14 provides guidance on assessing the limit in IAS 19 'Employee Benefits' on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The adoption of IFRIC 14 has required the Group balance sheet at 30 June 2007 to be restated to recognise a retirement benefit asset of $84m and associated deferred tax liability of $23m. There have been equivalent increases in the actuarial gains and related tax reported in the restated Group Statement of Recognised Income and Expense for the six months ended 30 June 2007.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2007 has been extracted from the Group's published financial statements for that year and converted to US dollars. These financial statements contain an unqualified audit report and have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the weighted average rates of exchange for the period. In the case of the pound sterling, the translation rate for the six months ended 30 June is $1= £0.51 (2008 3 months, $1 = £0.51; 2007 6 months, $1 = £0.51; 2007 3 months, $1=£0.50). In the case of the euro, the translation rate for the six months ended 30 June is $1 = €0.65 (2008 3 months, $1 = €0.64; 2007 6 months, $1 = €0.75; 2007 3 months, $1 = €0.74).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of the pound sterling, the translation rate is $1=£0.50 (2007 31 December $1 = £0.50; 30 June $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.63 (2007 31 December $1 = €0.68; 30 June  $1= €0.74).

3.	Revenue
		2008 3 months ended 30 June	2007 3 months ended 30 June	2008 6 months ended 30 June	2007 6 months ended 30 June
		$m	$m	$m	$m
	Continuing operations
	Americas	247	241	477	442
	EMEA	156	122	271	217
	Asia Pacific	69	57	141	119
	Central	32	29	63	54
		____	____	____	____
		504	449	952	832

	Discontinued operations (note 7)	11	26	22	46
		____	____	____	____
		515	475	974	878
		====	====	====	====

4.	Operating profit
		2008 3 months ended 30 June $m	2007 3 months ended 30 June $m	2008 6 months ended 30 June $m	2007 6 months ended 30 June $m
	Continuing operations:
	Americas	130	127	242	220
	EMEA	59	33	89	48
	Asia Pacific	12	14	29	27
	Central	(41)	(42)	(76)	(75)
		____	____	____	____
		160	132	284	220
	Exceptional operating items (note 5)	6	21	(4)	52
		____	____	____	____
		166	153	280	272

	Discontinued operations (note 7)	4	7	7	8
		____	____	____	____
		170	160	287	280
		====	====	====	====

5.	Exceptional items
		2008 3 months ended 30 June $m	2007 3 months ended 30 June $m	2008 6 months ended 30 June $m	2007 6 months ended 30 June $m
	Exceptional operating items*
	Gain on sale of associate investments	-	1	-	22
	Gain on sale of other financial assets	12	20	12	30
	Office reorganisations (a)	(3)	-	(7)	-
	Holiday Inn brand relaunch (b)	(3)	-	(9)	-
		____	____	____	____
		6	21	(4)	52
		====	====	====	====
	Tax*
	Tax on exceptional operating items	(5)	-	(2)	4
		====	====	====	====
	Gain on disposal of assets (note 7)
	Gain on disposal of assets	-	8	-	8
	Tax charge	-	(2)	-	(2)
		____	____	____	____
		-	6	-	6
		====	====	====	====

*	Relates to continuing operations.
a)	Relates to further costs incurred on the relocation of the Group's head office and the closure of its Aylesbury facility.
b)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.

6.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 5), has been calculated using an estimated effective annual tax rate of 28% (2007 23%) analysed as follows.

	2008	2008	2008	2007	2007	2007
3 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	135	(37)		119	(22)
Discontinued operations	4	(2)		7	(3)
	____	____		____	____
	139	(39)	28%	126	(25)	19%
Exceptional items
Continuing operations	6	(5)		21	-
Discontinued operations	-	-		8	(2)
	____	____		____	____
	145	(44)		155	(27)
	====	====		====	====
Analysed as:
UK tax		(13)			(15)
Foreign tax		(31)			(12)
		____			_____
		(44)			(27)
		====			====

	2008	2008	2008	2007	2007	2007
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	229	(64)		197	(44)
Discontinued operations	7	(3)		8	(4)
	____	____		____	____
	236	(67)	28%	205	(48)	23%
Exceptional items
Continuing operations	(4)	(2)		52	4
Discontinued operations	-	-		8	(2)
	____	____		____	____
	232	(69)		265	(46)
	====	====		====	====
Analysed as:
UK tax		(17)			(22)
Foreign tax		(52)			(24)
		____			_____
		(69)			(46)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 37% (2007 31%). Prior year items have been treated as relating wholly to continuing operations.

7.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG's strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement, are as follows:

	2008 3 months ended 30 June	2007 3 months ended 30 June	2008 6 months ended 30 June	2007 6 months ended 30 June
	$m	$m	$m	$m

Revenue	11	26	22	46
Cost of sales	(7)	(18)	(15)	(35)
	____	____	____	____
	4	8	7	11
Depreciation and amortisation	-	(1)	-	(3)
	____	____	____	____
Operating profit	4	7	7	8
Tax	(2)	(3)	(3)	(4)
	____	____	____	____
Profit after tax	2	4	4	4
Gain on disposal of assets, net of tax (note 5)	-	6	-	6
	____	____	____	____

Profit for the period from discontinued operations	2	10	4	10
	====	====	====	====

	2008 3 months ended 30 June cents per share	2007 3 months ended 30 June cents per share	2008 6 months ended 30 June cents per share	2007 6 months ended 30 June cents per share

Earnings per share from discontinued operations
Basic	0.7	3.0	1.4	2.9
Diluted	0.7	2.9	1.4	2.9
	====	====	====	====

The effect of discontinued operations on segment results is shown in the Interim Management Review.

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

		2008		2007
	3 months ended 30 June		3 months ended 30 June
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
Profit available for equity holders ($m)	99	101	118	128
Basic weighted average number of ordinary shares (millions)	290	290	337	337
Basic earnings per share (cents)	34.1	34.8	35.0	38.0
	====	=====	====	=====

Diluted earnings per share
Profit available for equity holders ($m)	99	101	118	128
Diluted weighted average number of ordinary shares (millions)	296	296	346	346
Diluted earnings per share (cents)	33.4	34.1	34.1	37.0
	====	=====	===	===
Adjusted earnings per share
Profit available for equity holders ($m)	99	101	118	128
Less adjusting items (note 5):
Exceptional operating items ($m)	(6)	(6)	(21)	(21)
Tax ($m)	5	5	-	-
Gain on disposal of assets, net of tax ($m)	-	-	-	(6)
	____	____	____	____
Adjusted earnings ($m)	98	100	97	101
Basic weighted average number of ordinary shares (millions)	290	290	337	337
Adjusted earnings per share (cents)	33.8	34.5	28.8	30.0
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	296	346	346
Adjusted diluted earnings per share (cents)	33.1	33.8	28.0	29.2
	====	====	====	====

8.	Earnings per ordinary share (continued)
			2008		2007
		6 months ended 30 June		6 months ended 30 June
		Continuing operations	Total	Continuing operations	Total

	Basic earnings per share
	Profit available for equity holders ($m)	159	163	209	219
	Basic weighted average number of ordinary shares (millions)	291	291	345	345
	Basic earnings per share (cents)	54.6	56.0	60.6	63.5
		====	====	====	====

	Diluted earnings per share
	Profit available for equity holders ($m)	159	163	209	219
	Diluted weighted average number of ordinary shares (millions)	297	297	354	354
	Diluted earnings per share (cents)	53.5	54.9	59.0	61.9
		====	====	====	====

	Adjusted earnings per share
	Profit available for equity holders ($m)	159	163	209	219
	Less adjusting items (note 5):
	Exceptional operating items ($m)	4	4	(52)	(52)
	Tax ($m)	2	2	(4)	(4)
	Gain on disposal of assets, net of tax ($m)	-	-	-	(6)
		____	____	____	____
	Adjusted earnings ($m)	165	169	153	157
	Basic weighted average number of ordinary shares (millions)	291	291	345	345
	Adjusted earnings per share (cents)	56.7	58.1	44.3	45.5
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	297	297	354	354
	Adjusted diluted earnings per share (cents)	55.6	56.9	43.2	44.4
		====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2008 3 months ended 30 June millions	2007 3 months ended 30 June millions	2008 6 months ended 30 June millions	2007 6 months ended 30 June millions
Basic weighted average number of ordinary shares	290	337	291	345
Dilutive potential ordinary shares - employee share options	6	9	6	9
	____	____	____	____
	296	346	297	354
	====	====	====	====

9.	Dividends
		2008 6 months ended 30 June cents per share	2007 6 months ended 30 June cents per share	2008 6 months ended 30 June $m	2007 6 months ended 30 June $m
	Paid during the period:
	Final (declared for previous year)	29.2	25.9	86	92
	Special interim	-	400.0	-	1,397
		____	____	____	____
		29.2	425.9	86	1,489
		====	====	====	====
	Proposed for the period:
	Interim	12.2	11.5	35	34
		====	====	====	====

10.	Net debt
		2008 30 June	2007 30 June	2007 31 December
		$m	$m	$m

	Cash and cash equivalents	165	82	105
	Loans and other borrowings - current	(17)	(14)	(16)
	Loans and other borrowings - non-current	(1,771)	(1,816)	(1,748)
		____	____	____
	Net debt	(1,623)	(1,748)	(1,659)
		====	====	====
	Finance lease liability included above	(201)	(198)	(200)
		====	====	====

11.	Movement in net debt
		2008 6 months ended 30 June	2007 6 months ended 30 June	2007 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	64	(278)	(237)
	Add back cash flows in respect of other components of net debt:
	Increase in borrowings	(11)	(1,192)	(1,108)
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	53	(1,470)	(1,345)

	Non-cash movements:
	Finance lease liability	(1)	(8)	(18)
	Exchange and other adjustments	(16)	(7)	(33)
		____	____	____
	Decrease/(increase) in net debt	36	(1,485)	(1,396)

	Net debt at beginning of the period	(1,659)	(263)	(263)
		____	____	____
	Net debt at end of the period	(1,623)	(1,748)	(1,659)
		====	====	====

12.	Net assets
		2008 30 June	2007 30 June restated*	2007 31 December
		$m	$m	$m

	Americas	753	852	780
	EMEA	725	779	756
	Asia Pacific	537	553	536
	Central	165	142	167
		____	____	____
		2,180	2,326	2,239

	Net debt	(1,623)	(1,748)	(1,659)
	Unallocated assets and liabilities	(555)	(555)	(482)
		____	____	____
		2	23	98
		====	====	====

*	Restated following the adoption of IFRIC 14 (see note 1).

13.	Movement in IHG shareholders' equity
		2008 6 months ended 30 June $m	2007 6 months ended 30 June restated* $m	2007 12 months ended 31 December $m

	At beginning of the period	92	1,330	1,330

	Total recognised income and expense for the period	125	280	485
	Equity dividends paid	(86)	(1,489)	(1,524)
	Issue of ordinary shares	2	26	32
	Purchase of own shares	(139)	(61)	(162)
	Movement in shares in employee share trusts	(10)	(87)	(117)
	Equity settled share-based cost, net of payments	12	8	48
		____	____	____
	At end of the period	(4)	7	92
		====	====	====

*	Restated following the adoption of IFRIC 14 (see note 1).

14.	Capital commitments and contingencies

At 30 June 2008, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was $66m (2007 31 December $20m; 30 June $40m).

At 30 June 2008, the Group had contingent liabilities of $19m (2007 31 December $10m; 30 June $10m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is $223m (2007 31 December $243m; 30 June $231m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

15	Other commitments

In March and June 2007, the Group made the first two payments of $20m under the agreement to make special pension contributions of $80m to the UK pension plan. A further payment of $20m was made on 31 January 2008 and the final $20m is scheduled for payment in 2009.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of $60m which will be charged to the income statement as an exceptional item, of which $9m has been charged in the first six months of 2008.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2008 which comprises the Group income statements, Group statement of recognised income and expense, Group cash flow statement, Group balance sheet and the related notes 1 to 15. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
11 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 August 2008